SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 28, 2021

I. Date, Time and Place: On July 28, 2021, at 12:30, exclusively digital, considered as held at the head office of Gol Linhas Aéreas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, S/N, Portaria 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, Zip Code 04626-020, in the city and state of São Paulo.

II. Call Notice and Attendance: The call notice was waived due to the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, André Béla Jánszky, Germán Pasquale Quiroga Vilardo and Philipp Schiemer.

III. Presiding Board: Mr. Constantino de Oliveira Junior was the Chairman of the meeting, and invited me, Ana Beatriz M. P. de Almeida Lobo, to act as secretary of the meeting.

IV. Agenda: To pass resolutions on the following matters:

(i)	approval of the Company's individual and consolidated quarterly information for the period ended on June 30, 2021, including the report on the review of quarterly information issued by Grant Thornton Auditores Independentes (“Auditors”);

(ii)	approval of the number of shares and of the stock options that will be granted during the year of 2021 to the Participants of the Long-Term Incentive Plan - Restricted Stock Plan and the Long-Term Incentive Plan - Stock Options Plan, both as approved as per the minutes of the Extraordinary Shareholders’ Meeting held on October 7th, 2020 (“Restricted Stock Plan – 2020” and “Stock Option Plan – 2020”); and

(iii)	homologation of the Company’s capital increase, resulting from the exercise of stock options by the Participants of the Stock Option Plan – 2020.

V. Resolutions: After the necessary explanations were provided and after a detailed review of the documents regarding the matters hereof, the members of the Board of Directors unanimously approved:

(i)	the Company's individual and consolidated quarterly information for the period ended on June 30, 2021, including the report on the review of quarterly information issued by the Auditors, which duly approved and initialed by the chairman and the secretary of the meeting, will be filed at the Company’s head office and disclosed on the due date;

(ii)	the grant of shares and the grant of stock options during the year of 2021 to the participants specified in the list filed at the Company's headquarters, corresponding to one million, five-hundred and sixteen thousand, two hundred and fifty-seven (1,516,257) preferred shares of the Company, of which will be granted stock options in relation to six hundred and fifty-eight thousand, one hundred and eighty-nine (658.189) of the Company’s preferred shares in accordance with the Stock Option Plan – 2020, and will be granted eight hundred and fifty-eight thousand and sixty-eight (858.068) of the Company’s preferred shares in accordance with the Restricted Stock Plan – 2020, with no preemptive rights for shareholders, pursuant to the respective plans; and

(iii)	the Company’s capital increase within the Company’s authorized capital, in the amount of two million, eighty-seven thousand, nine hundred and seventy-seven reais and sixty-five cents (R$2,087,977.65) upon issuance of four hundred and thirty thousand, three hundred and thirty-three (430,333) preferred shares, all nominative with no par value, as a result of the exercise of the stock options by the Participants of the Stock Option Plan – 2020 (“Capital Increase”). The referred new preferred shares are identical to existing preferred shares and, under the terms of the Stock Option Plan – 2020, will be entitled to the same rights granted to the other shares of the same kind, including the receipt of dividends and interest on capital:

(iii.a) pursuant to Article 171, §3, of Law N. 6404, dated December 15, 1976, the current shareholders of the Company shall not have preemptive rights in the subscription of the shares issued as a result of the Capital Increase; and

(iii.b) Due to the Capital Increase approved above, the Article 5, caput, of the Company's bylaws shall be read as follows (the wording of the respective paragraphs shall be maintained), after the consolidation approved in an Extraordinary General Meeting to be called in due course:

“ARTICLE 5 - The Capital Stock, fully subscribed and paid-up, is of four billion, one hundred and ninety-seven million, forty-one thousand, five hundred and thirty-nine reais and forty-seven cents (R$4,197,041,539.47) represented by three billion, one hundred and seventy-eight million, forty-two thousand and sixty-three (3,178,042,063) shares, of which two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand, seven hundred and ten (2,863,682,710) are common shares and three hundred and fourteen million, three hundred and fifty-nine thousand, three hundred and fifty-three (314,359,353) are preferred shares, all of them registered, with no face value."

VI. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board – Chairman, Mr. Constantino de Oliveira Junior; Secretary, Ana Beatriz M. P. de Almeida Lobo. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, André Béla Jánszky, Germán Pasquale Quiroga Vilardo, and Philipp Schiemer.

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, July 28, 2021.

___________________________________	___________________________________
Constantino de Oliveira Junior	Ana Beatriz M. P. de Almeida Lobo
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer